UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018.

Commission File Number 001-36027

MIX TELEMATICS LIMITED
(Translation of registrant's name into English)

Howick Close, Waterfall Park, Midrand, South Africa 1686
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [       ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains a copy of MiX Telematics Limited's submission to the Johannesburg Stock Exchange announcing the no change statement, publication of annual report and availability of the Broad-Based Black Economic Empowerment annual compliance report

EXHIBIT INDEX

Exhibit No.	Description
99.1	Submission to the Johannesburg Stock Exchange – No Change Statement, Publication of Annual Report and Availability of the Broad-Based Black Economic Empowerment Annual Compliance Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 28, 2018                                                                                                                        MIX TELEMATICS LIMITED

By:                 /s/ Paul Dell
Name:                          Paul Dell
Title:   Interim Group Chief Financial Officer